October 25, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson Accounting Branch Chief

Re:	Great American Group, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 30, 2012

File No. 000-54010

Dear Ms. Thompson:

We are responding to your letter dated September 27, 2012 regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”). This letter repeats each of the comments in the Staff’s letter in bolded typeface followed by our responses. Unless the context otherwise requires, references to “Great American,” “the Company,” “our,” “us,” or “we” refers to Great American Group, Inc. and its consolidated subsidiaries.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operation, Page 24

1.	Please include a discussion on the benefit (provision) for income taxes given the significant change from prior year. Refer to Item 303(A)(3) of Regulation S-K.

Response:

We supplementally advise the Staff that we have disclosed the effective tax rate and the significant components of the difference between the federal statutory rate of 34% and the Company’s effective tax rate for the current year and prior year in the notes to our consolidated financial statements on page F-26 and F-27 of Note 14 – Income Taxes. Because the relevant information was included in the Form 10-K, we do not believe it is necessary to amend the Form 10-K to disclose that information in our Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”). Nonetheless, we acknowledge the Staff’s comment, and in future filings, starting with our Form 10-Q for the quarter ended September 30, 2012, we will provide a discussion of the benefit (provision) for income taxes in MD&A.

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

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Auction and Liquidation Segment, Page 25

2.	Please expand your discussion of gross margin in the auction and liquidation segment to discuss the significant reasons for the change in gross margin percentage.

Response:

The Company respectfully submits to the Staff that the discussion included in MD&A on page 25 addresses the material reasons for the change in gross margin percentage in the liquidation segment. The relevant disclosure follows:

Gross margin in the auction and liquidation segment increased to 73.3% of revenues during the year ended December 31, 2011, as compared to 62.4% of revenues during the year ended December 31, 2010. The increase in the gross margin during the year ended December 31, 2011 was primarily due to an increase in revenues earned in 2011 from services and fees and gross margin from liquidation engagements where we provided a minimum recovery value for goods sold at bankruptcy liquidation sales. The increase in the gross margin during the year ended December 31, 2011 was also primarily due to an increase in revenues from capital advisory services and retail liquidation engagements we performed in the United Kingdom and an increase in revenues from retail liquidation engagements in the United States as compared to the same period in 2010.

Because the relevant material information was included in the Form 10-K, we do not believe it is necessary to amend the Form 10-K to address the Staff’s comment. Nonetheless, we acknowledge the Staff’s comment, and in future filings, starting with our Form 10-Q for the quarter ended September 30, 2012, we will expand our discussion of gross margin to include more detailed analysis of the significant reasons for the change in gross margin percentage. We supplementally advise the Staff that, consistent with the existing disclosure in MD&A, the changes in gross margin that we experience in the auction and liquidation segment are generally a direct result of the changes in the mix of revenue from year to year.

3.	We note that you have had negative gross margins from the sales of goods from the past four years. Please disclose whether you expect this trend to continue.

Response:

We supplementally advise the Staff that the gross margins from the sales of goods fluctuates widely from period to period based upon the volume and mix of goods that we take title to in our wholesale auction and liquidation business. These fluctuations make predictions regarding the expected trends in gross margin from the sales of goods inherently uncertain. For example, while our gross margin from the sale of goods was (17.0)%, (30.4)%, (0.5)%, and (1.3)% for the years ended December 31, 2011, 2010, 2009 and 2008, respectively, our gross margin from the sale of goods increased to 11.2% during the first quarter of 2012 as disclosed on page 24 of our Form 10-Q for the three months ended March 31, 2012 and to 26.7% as disclosed on page 26 of our Form 10-Q for the three months ended June 30, 2012. Nonetheless, we acknowledge the Staff’s comment, and in future filings, starting with our Form 10Q for the quarter ended September 30, 2012, we will expand our disclosure to discuss, to the extent known to us, the expected trend of gross margins from the sales of goods.

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

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Contractual Obligations, page 36

4.	Please consider revising your contractual obligations table to include estimated interest payments on all of your long-term debt through maturity. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, please present a footnote to the table that clearly identifies the excluded item(s) and provide any additional information that is material to understand your cash requirements. For example, consider disclosing the amount borrowed as of your fiscal year-end, interest rate and maturity terms, and historical interest expense recognized during the periods presented.

Response:

As a Smaller Reporting Company, we have not yet determined whether or not we will include the contractual obligations table in future annual reports. Nonetheless, if we do include that table in future filings, we will make disclosure that comports with the Staff’s comment.

Consolidated Financial Statements, page F-1

Note 10 – Credit Facilities, page F-22

(a) $100,000 Asset Based Credit Facility, page F-22

5.	We note that you pay success fees in the amount of 5%-20% of the profits earned on liquidation contracts as defined in the credit facility. We also note that you include success fees as interest expenses. Please tell us your basis in GAAP for including these success fees in interest expense versus an operating expense. We assume success fees are only paid when a liquidation contract is profitable and no success fees are paid when a liquidation contract is at a loss. We also assume that base rate interest amount on the loan is does not change and is payable whether the liquidation is profitable or not. If our understanding is incorrect, please advise.

Response:

In determining that success fees related to our Credit Facility should be included in interest expense, we considered the accounting guidance in ASC 470-30 Debt – Participating Mortgage Loans. We believe the accounting guidance in ASC 470-30-05-1 (b) and presentation guidelines in ASC 470-30-35-02 (b) support our determination to include the amounts related to the lender’s participation in results of operations as one of the three components of interest expense on participating mortgage loans. We supplementally confirm to the Staff that (1) success fees are only paid when a liquidation engagement is profitable and no success fees are paid when a liquidation engagement is at a loss and (2) the base rate interest amount on our $100,000 Asset Based Credit Facility does not change and is payable whether or not the liquidation engagement is profitable or not.

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

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Note 20 – Business Segments, pageF-32

6.	We note that you have operations in the United States, Canada and the United Kingdom. We further note from your disclosures on page 7 that your business activities in the United Kingdom involve financing and lending activities. Please tell us how you consider whether your financing and lending activities are separate operating or reportable segments under ASC 280-10-50. Notwithstanding the preceding, please disclose the information about geographic areas as required by ASC 280-10-50-41.

Response:

Our analysis in determining that the finance and lending activities were part of our auction and liquidation segment in accordance with ASC 280-10-50 – Segment Reporting Disclosure included the following:

1)	The Chief Operating Decision Maker (“CODM”) for our lending and financing activities in the United Kingdom is the same as the CODM for our retail liquidations business which is part of our auction and liquidation segment and is comprised of a committee comprised of our Chief Executive Officer, our President and our Chief Financial Officer.

2)	The management reporting package for our retail liquidations business in the United Kingdom and financing and lending activities in the United Kingdom have similar characteristics and the business activities and financial performance of these businesses are aggregated and evaluated on a combined basis by the CODM. These businesses are evaluated by the CODM on a combined basis as our clients for a retail liquidation engagement in the United Kingdom and loans in the United Kingdom are generally the same. In addition, our marketing efforts for retail liquidation engagements in the United Kingdom and lending opportunities in the United Kingdom are performed by the same individuals, primarily to existing retailers, that are operating in the retail industry or in a distressed environment with limited access to new capital.

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

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3)	We also analyzed the economic characteristics of our retail liquidations business in the United Kingdom and financing and lending activities in the United Kingdom as outlined in ASC 280-10-50-11 as follows:

The nature of the products and services	The operating results in our auction and liquidation segment includes the results of operations of our retail liquidation business in the United States and United Kingdom and the financing and lending activities from business generated in the United Kingdom. The underlying marketing and services provided by these businesses are similar in nature or provided to similar customers in the economic life cycle of distressed retailers. The Company engages in providing retail liquidation services and loans to retailers and distressed retailers. The Company is compensated for these services by charging fees on retail liquidation engagements and a combination of fees and interest on loans to retailers.
The nature of the production processes	The production process or services that are provided by our retail liquidations business in the United States and United Kingdom and financing and lending activities in the United Kingdom are similar in nature since they involve underwriting and financial analysis of retail goods inventory that is either planned to be liquidated for retail liquidation engagements or serve as collateral for lending activities. The analysis and underwriting for these businesses are performed by the same group of team of individuals employed by the Company. In addition, as previously stated the marketing efforts for these businesses are similar in nature and provided to similar customers.
The type or class of customer for their products and services	The retail liquidations business in the United States has a customer list that consists primarily of retailers located in the United States. The retail liquidations business and financing and lending activities in the United Kingdom has a customer list that consists primarily of retailers located in the United Kingdom. While each of these lists is separate, there is also a joint customer list for all three of these businesses that consists of retailers that have operations in both the United States and United Kingdom. It is common place for us to provide retail liquidation services to the same customer that we are providing lending and financing activities and vice versa.

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

5

The methods used to distribute their products or provide their services	There are differences in how retail liquidation engagements are serviced and how loans are serviced in the United Kingdom, however, these services are performed by the same team of professionals. In addition, the marketing, selling, and lending services that are provided in the United Kingdom are to similar retail customers as described above. There are no other distribution channels for the services such as a contracted sales force, etc.
If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities	Not applicable.

In conclusion, we believe that there are significant similarities in the sales and marketing efforts, underwriting and financial analysis performed, and more importantly the customers to whom we provide retail liquidation services and financing and lending activities. We also believe that, because of the similarities of the services described above, over the long term the services provided in the retail liquidation business and financing and lending activities will demonstrate similar profitability. We have therefore concluded that it is appropriate to include the results of operations of the financing and lending business in the United Kingdom as part of the auction and liquidation segment.

We acknowledge the Staff’s comment regarding the disclosure of geographical areas as required by ASC 280-10-50-41, and in future filings starting with our Form 10-Q for the quarter ended September 30, 2012 we will expand our disclosure and include the required information about revenues and long-lived assets by geographical area, to the extent it is material, as part of Note 20 – Business Segments to our consolidated financial statements.

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

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Please direct any comments or inquiries regarding the foregoing to the undersigned.

Very truly yours,

/s/ Paul Erickson
_______________________________
Paul S. Erickson
Chief Financial Officer

cc:	Ed Hackert, Marcum LLP

Scott Stanton, Morrison & Forester LLP

Corporate Headquarters

21860 Burbank Blvd, Suite 300 South

Woodland Hills, CA 91367

(818) 884-3737 • Fax (818) 884-2976

Los Angeles  •  Chicago  •  Boston  •  New York  •  Atlanta  •  London  •  Philadelphia  •  san Francisco

7